Exhibit 2.1

AMENDMENT TO ASSET PURCHASE AGREEMENT

This Amendment (the “Amendment”), entered into as of September 8, 2006 amends that certain Asset Purchase Agreement and all related Schedules and Exhibits thereto (collectively, the “Agreement”) dated June 22, 2006, by and between Network Appliance, Inc., a Delaware corporation (“Seller” or “Net App”), and Blue Coat Systems, Inc., a Delaware corporation (“Purchaser” or “Blue Coat”).

WHEREAS, the Parties entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) whereby Blue Coat will purchase and assume, and NetApp will sell, transfer and assign certain assets and intellectual property rights to Blue Coat, upon the terms and subject to the conditions specified therein.

WHEREAS, in connection with such Asset Purchase Agreement, NetApp and Blue Coat are entering into a Transition Services Agreement (the “Transition Services Agreement”), to be effective upon the consummation of the transactions contemplated in the Asset Purchase Agreement.

WHEREAS, in connection with such Asset Purchase Agreement, NetApp and Blue Coat are entering into a Confidential Disclosure Agreement (the “Confidential Disclosure Agreement”), to be to be effective upon the consummation of the transactions contemplated in the Asset Purchase Agreement.

WHEREAS, in connection with such Asset Purchase Agreement, NetApp and Blue Coat are entering into an Intellectual Property License Agreement (the “License Agreement”), to be effective upon the consummation of the transactions contemplated in the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the parties, and of good and valuable consideration, it is agreed by and between the parties as follows.

1. Blue Coat hereby waives the closing condition set forth in Section 7.3(f) of the Asset Purchase Agreement.

2. Section 6.12 of the Asset Purchase Agreement is amended and restated to read in full as follows:

“NetApp shall prepare three years of audited statements of direct revenues and expenses in accordance with and in the form agreed to by the Securities and Exchange Commission in their letter dated August 29, 2006 to Mr. Kevin S. Royal, Chief Financial Officer of Blue Coat Systems, Inc., attached hereto as Exhibit A.”

3. Section 5 of Exhibit A (Sales Transition Services) of the Transition Services Agreement is hereby amended and restated to read in full as follows:

“The parties acknowledge that NetApp has an obligation to provide thirty (30) days notice to its sales personnel prior to terminating commission payments and quota relief with regards to sales of the NetCache Products (but not service renewals on NetCache Products). The parties further acknowledge that Net App has provided such notice to its sales personnel on September 2, 2006. Therefore, on October 2, 2006, NetApp agrees that it will no longer pay any commissions or provide any quota relief to NetApp’s sales personnel with regards to sales of the NetCache Products (other than passing through the Initial Meeting Fees or Assistance Fees paid by Blue Coat to NetApp pursuant to Section 4 of this Exhibit). For the avoidance of doubt, during the period from the Closing Date until October 2, 2006 (“Interim Period”), Blue Coat will pay the Initial Meeting Fees and Assistance Fees as set forth in Section 4.”

4. Section 2 of Exhibit B (Support Services) of the Transition Services Agreement is hereby amended and restated to read in full as follows:

“For the first ninety (90) days after the Closing Date, NetApp will provide, at no charge to Blue Coat, Level 1, Level 2 and Level 3 support (as such support levels are defined in Attachment 1) for all support contracts with customers of the NetCache Products (whether such contracts were sold by NetApp or Blue Coat). All such support services shall be at a quality level commensurate with the level of support sold to such customer. After the first ninety (90) days from the Closing Date, NetApp will continue to provide only Level 3 support services to Blue Coat, (“Level 3 Support Services”), consistent with its standard practices and policies and Blue Coat will provide Level 1 and 2 support for all support contracts entered into by Blue Coat for NetCache Products, as such support levels are defined in Attachment 1. NetApp’s obligation to provide Level 3 Support Services for a particular Case is conditional on Blue Coat’s provision of such Level 1 and Level 2 support for such Case.”

5. Section 5(d)(iv) of Exhibit B (Support Services) of the Transition Services Agreement is hereby amended and restated to read in full as follows:

“Blue Coat will have thirty-five (35) days from the date NetApp sends the spare part to Blue Coat or the customer to return the defective part to NetApp. NetApp will invoice Blue Coat at NetApp COGS for defective parts that are not returned within the 35 day period.”

6. Sections 9.2 and 9.3 of Exhibit C (Manufacturing Services) of the Transition Services Agreement is hereby amended and restated to read in full as follows:

“9.2 Inventory Report and Meeting. NetApp shall review its inventory position as of the Closing Date and prepare an “Initial Inventory Report” of all Unique Components on hand or on order as of that date, which report shall be delivered to Blue Coat within thirty (30) days after the Closing Date. NetApp shall sell Unique Components to Blue Coat from such inventory on hand pursuant to Rolling Forecasts provided by Blue Coat. Each month, NetApp will subtract the number of Unique Components sold to Blue Coat in the previous month from the previous inventory report and provide Blue Coat with a revised inventory report of Unique Components on hand (each a “Monthly Inventory Report”). Representatives of the parties shall attend a monthly Supply/Demand Meeting to review the Monthly Inventory Report with respect to the Rolling Forecast and mutually agree in writing on quantities of Unique Components to be ordered in light of the then Rolling Forecast.

9.3 Excess Inventory Purchase. Blue Coat shall purchase any Excess Inventory, other than any inventory reflected in the last Monthly Inventory Report, upon the end of the term of this Exhibit C. At such time, Blue Coat agrees to pay NetApp the Standard Cost for such Excess Inventory plus normal and reasonable handling charges. “Standard Cost” shall mean the actual purchase price (without mark-up) of the components constituting the Excess Inventory and associated services as paid by NetApp in an “arms-length” transaction, together with applicable manufacturing overhead (as set forth in Section 5) in the case of works-in-progress, subassemblies, and finished goods. For purposes of computing any charges regarding Excess Inventory under this Section 9, NetApp shall draw down inventory on a first in first out (FIFO) basis.”

7. Section 13 of Exhibit C (Manufacturing Services) of the Transition Services Agreement is hereby amended and restated to read in full as follows:

“13. TRADEMARKS AND TRADE NAMES.

Blue Coat recognizes the exclusive rights of NetApp in its trademarks and trade names and the goodwill associated therewith, and Blue Coat agrees to conduct its business in a manner consistent with the protection of such exclusive rights. Specifically, and without limiting the foregoing, other than as specified in this Agreement or the License Agreement, Blue Coat agrees not to use in its corporate or business name any NetApp trademark or trade name and agrees that upon expiration or termination of the Agreement, it will discontinue any representations that it is a supplier of NetApp products. Blue Coat agrees not to remove or obfuscate NetApp trade names or trademarks or logos on or in the NetCache Products, NetCache Software, the Documentation or any other marketing materials provided by NetApp to Blue Coat. Bluecoat is hereby granted a nonexclusive right to use NetApp’s trademarks as required under this Agreement or as necessary to market and distribute the product and associated materials provided such use is in accordance with NetApp’s guidelines and policies which is available on the NOW website and which may be amended from time to time. Bluecoat agrees that upon expiration or termination of the applicable terms in the Agreement, it will discontinue any such use of NetApp’s trademarks”

8. Except as expressly modified and superseded by this Amendment, all terms and provisions of the Agreement shall continue in full force and effect. The parties agree that the Agreement, as amended hereby, shall continue to be legal, valid, binding and enforceable in accordance with its terms.

8. The Agreement and any agreement executed in connection with the Agreement, are hereby amended so that any reference to the Agreement shall mean a reference to the Agreement, as amended hereby.

9. Upon execution of this Amendment, the Agreement, as amended hereby, represents the entire expression of the parties with respect to the subject matter therein and herein.

10. This Amendment may be executed in counterparts. For purposes hereof, a facsimile copy of this Amendment, including the signature page hereto shall be deemed to be an original. Notwithstanding the foregoing, the parties shall deliver original execution copies of this Amendment to one another as soon as practicable following execution thereof.

Network Appliance, Inc.	Blue Coat Systems, Inc.

/s/ Andrew Kryder	/s/ Brian M. NeSmith
Signed	Signed

Andrew Kryder	Brian M. NeSmith
Printed	Printed

SVP & General Counsel	Chief Executive Officer
Title	Title